Exhibit 99.3

Meihua International Medical Technologies Co., Ltd. Reports Unaudited 2023 First Half Financial Results

YANGZHOU, China, October 2, 2023 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, today reported its unaudited financial results for the six months ended June 30, 2023. All amounts below are in U.S. dollars.

First Half 2023 Financial Metrics:

●	Revenues decreased by 12.1% to approximately $48.2 million for the six months ended June 30, 2023, from approximately $54.8 million in the same period of fiscal year 2022.

●	Gross profit decreased by 17.8% to approximately $17.2 million for the six months ended June 30, 2023, from approximately $20.9 million in the same period of fiscal year 2022.

●	Gross margin decreased from 38.1% in the six months ended June 30, 2022 to 35.6% in the six months ended June 30, 2023.

●	Income from operations increased by 4.9% to $9.1 million for the six months ended June 30, 2023, from $8.7 million for the six months ended June 30, 2022.

●	Net income increased by 7.3% to approximately $7.0 million for the six months ended June 30, 2023 from $6.6 million in the same period of fiscal year 2022.

	For the six months ended June 30,
(in $ millions, except earnings per share; difference due to rounding)	2023	2022	% Change
Revenues	$48.2	$54.8	(12.1)%
Gross profit	$17.2	$20.9	(17.8)%
Gross margin	35.6%	38.1%	(2.5 percentage point )
Income from operation	$9.1	$8.7	4.9%
Net income	$7.0	$6.6	7.3%
Net income per share - Basic and Diluted	$0.29	$0.29	0.0%

Mr. Yongjun Liu, Chairman of the Company, commented: “With a rich legacy spanning over three decades, we have forged enduring partnerships with 334 distributors across Europe, North America, Asia, South America, Africa, and Oceania. We believe that this extensive network empowers us to cater to the discerning clientele on a global scale. Domestically, we have established a formidable presence, leveraging a robust network of 3,159 distributors nationwide to propel our brand. Moreover, we believe that our strategic collaborations with over 531 hospitals and direct sales channels have further propelled our market penetration, solidifying our influence.”

“While we experienced a temporary downturn in revenue for the period ended June 30, 2023, our overall financial performance remains resilient. In the first half of 2023, we achieved revenues of $48.2 million, exhibiting a slight decrease from the corresponding period in 2022, which stood at $54.8 million. Notwithstanding this decrease in revenues, which we believe is temporary, we believe our unwavering focus on optimizing operational costs has yielded substantial growth in net income. During the same timeframe, our net income increased to $7.0 million, reflecting a commendable 7.3% increase from $6.6 million in 2022.”

“Despite the impact of the global COVID-19 pandemic on the sales and market dynamics of certain essential medical products, leading to a partial decline in profits, our proactive strategic planning has helped to ensure the smooth progress in the development of our state-of-the-art medical facility in China’s Hainan Province. As production and operations gradually regain momentum, we believe market demand for our future products will be poised to surge. We firmly believe that Meihua International’s strategic transformation is on the cusp of yielding tangible results, gradually evolving into a cohesive entity. Through planning and strategic execution, we believe our future endeavors will enable us to transcend the confines of the traditional medical consumables market, and allow us to channel our efforts towards high-value products imbued with technological prowess. Consequently, we anticipate Meihua International will experience a stable rebound across our overall business, generating confidence in the future market landscape.”

“Looking ahead, we remain steadfast in our commitment to continued growth and expansion. Through continuous innovation, expansion of our product portfolio, and an unwavering dedication to excellence, we are poised to reinforce our position as a global leader in the medical equipment industry. Harnessing our expertise and expanding our market influence, we are confident that we will continue to offer groundbreaking solutions that revolutionize healthcare outcomes on a global scale.”

First Half 2023 Financial Results

Revenues

Revenue decreased by approximately $6.6 million, or 12.1%, to approximately $48.2 million for the six months ended June 30, 2023 from $54.8 million for the six months ended June 30, 2022. The decrease in revenues was primarily driven by a decline in demand for customer orders.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by $2.9 million, or approximately 8.6%, to $31.0 million in the six months ended June 30, 2023 from $33.9 million in the six months ended June 30, 2022. The decrease was driven by an increase related to some ongoing fixed costs such as lease expense and salary of administrative employees, which was generally in line with our decrease in revenue experienced during the period.

Gross profit and margin

Gross profit decreased by $3.7 million, or approximately 17.8%, to $17.2 million in the six months ended June 30, 2023 from $20.9 million in the six months ended June 30, 2022. Gross profit margin decreased from 38.1% in the six months ended June 30, 2022 to 35.6% in the six months ended June 30, 2023. This decrease was due to some fixed cost that did not decrease proportionately with revenue.

Operating costs and expenses

Operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

Selling expenses decreased by $0.1 million, or approximately 4.5%, to $3.2 million in the six months ended June 30, 2023 from $3.3 million in the six months ended June 30, 2022. The decrease was mainly attributable to the combined effects of the following:

(a)	Conference expenses increased by $78,100, or approximately 18.8% to $0.5 million in the six months ended June 30, 2023 from $0.4 million in the six months ended June 30, 2022. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations;

(b)	Transportation expenses decreased by $0.3 million, or approximately 19.0%, to $1.1 million in the six months ended June 30, 2023 from $1.4 million in the six months ended June 30, 2022. The reduction in business travel was due to a decline in demand for customer orders;

(c)	Salaries and benefits expenses decreased by $89,193, or approximately 11.3%, to $0.7 million in the six months ended June 30, 2023 from $0.8 million in the six months ended June 30, 2022. The decrease was due to a decrease in salaries and benefits paid to the sales team, which was in line with the decrease in revenue; and

(d)	Entertainment expenses increased by $73,038, or approximately 17.1%, to $0.5 million in the six months ended June 30, 2023 from $0.4 million in the six months ended June 30, 2022. The increase was mainly attributable to new customer acquisition efforts.

General and administrative expenses

General and administrative expenses decreased by $1.3 million, or approximately 28.1%, to $3.5 million in the six months ended June 30, 2023 from $4.8 million in the six months ended June 30, 2022. The decrease was primarily due to (a) service expenses decreasing by approximately $1.8 million from approximately $2.5 million in the six months ended June 30, 2022 to approximately $0.7 million in the six months ended June 30, 2023, offset by (b) salaries and benefits increasing by approximately $137,000 from approximately $601,000 in the six months ended June 30, 2022 to approximately $738,000 in the six months ended June 30, 2023, and (c) entertainment expenses increasing by $125,000 or 26.1% from approximately $481,000 in the six months ended June 30, 2022 to approximately $607,000 in the six months ended June 30, 2023.

Research and development expenses

Research and development expenses decreased by $0.2 million, or approximately 11.1%, to $1.5 million in the six months ended June 30, 2023 from $1.6 million in the six months ended June 30, 2022. The decrease was mainly due to decrease in sample manufacturing expenses.

Income from operations

Income from operations, as a result of the factors described above, increased by $0.4 million, or approximately 4.9%, to $9.1 million in the six months ended June 30, 2023 from $8.7 million in the six months ended June 30, 2022.

Net income

Net income increased by $0.5 million, or approximately 7.3%, to $7.0 million in the six months ended June 30, 2023 from $6.6 million in the six months ended June 30, 2022.

Recent development

On May 15, 2023, the Company announced that its wholly-owned subsidiary, Jiangsu Huadong Medical Device Industrial Co., Ltd., has been invited to participate for the 12th consecutive year in the 87th China International Medical Equipment Fair, the largest and most prestigious medical industry fair in China. The event, which runs from May 14th to 17th, 2023, will provide an excellent platform for Jiangsu Huadong to showcase its cutting-edge medical devices and technologies.

On May 1, 2023, the Company announced that via its subsidiary Hainan Guoxie Technology Group Co., Ltd., has completed the purchase of land use rights in the South of Hainan Free Trade Port Boao Hope City in Qionghai city for investment and construction of an integrated medical industrial park. The Company plans to develop a comprehensive industrial park on the land, including a product research and development, production and sales training center, and import/export product assembly and technology license-in projects. The site will also include a hospital and a retirement and rehabilitation-integrated service center.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies, Ltd. (“Meihua International” of the “Company”) is a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strip and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s brands and are also sourced and distributed from other manufacturers. The Company has received international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for more than 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as filed with the SEC on April 14, 2023, as amended and most recently filed on August 29, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Janice Wang

Wealth Financial Services LLC

Phone:

+86 13811768599

+1 (628) 283 9214

Email: services@wealthfsllc.com

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2023 and December 31, 2022

(US$, except share data or otherwise noted)

	June 30, 2023	December 31, 2022

Assets
Current Assets
Cash	$17,861,214	$26,736,700
Bank acceptance receivables	18,374,380	22,085,846
Accounts receivable	79,052,428	68,945,792
Inventories	1,647,146	1,122,038
Prepayment and other current assets	15,329,511	16,428,779
Total current assets	132,264,679	135,319,155

Property, plant and equipment	8,617,192	8,758,047
Intangible assets	3,876,027	497,600
Investment	5,997,634	6,669,655
Other noncurrent assets	11,856,920	12,333,122
Total assets	$162,612,452	$163,577,579

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Short-term bank borrowings	$7,171,128	$6,089,428
Accounts payable	13,820,348	16,096,165
Taxes payable	1,451,855	1,131,276
Accrued expenses and other current liabilities	778,369	856,698
Total current liabilities	23,221,700	24,173,567

Long term loan	-	724,932
Total liabilities	23,221,700	24,898,499

Commitments and contingencies
Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 23,940,000 and 23,940,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	11,970	11,970
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of as of June 30, 2023 and December 31, 2022	-	-
Additional paid-in capital	42,967,006	42,967,006
Statutory surplus reserves	15,665,860	15,665,860
Retained earnings	90,392,246	83,330,239
Accumulated other comprehensive income (loss)	(10,146,195)	(3,852,138)
Total shareholders’ equity	138,890,887	138,122,937
Non-controlling interest	499,865	556,143
TOTAL EQUITY	139,390,752	138,679,080

Total liabilities and shareholders’ equity	$162,612,452	$163,577,579

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the six months ended June 30, 2023 and 2022

(US$, except share data or otherwise noted)

	For the Six months Ended June 30,
	2023	2022
Revenues
Third party sales	$48,178,325	$54,803,181
Related party sales	11,751	29,666
Total revenues	48,190,076	54,832,847
Cost of revenues	31,019,347	33,941,115

Gross profit	17,170,729	20,891,732

Operating expenses
Selling	3,161,070	3,311,649
General and administrative	3,452,610	4,799,711
Research and development	1,460,376	1,642,204
Written-off Tai He deposit	-	2,469,466
Total operating expenses	8,074,056	12,223,030

Income from operations	9,096,673	8,668,702

Other (income) expense:
Interest expense	128,973	98,805
Interest income	(361,532)	(19,725)
Currency exchange gain	119,193	(449,217)
Other expense, net	114,298	50,180
Total other (income) expenses	932	(319,957)

Income before income tax provision	9,095,741	8,988,659
Income taxes expense	2,064,212	2,433,772
Net income	7,031,529	$6,554,887
Net loss attributable to non-controlling interests	(30,478)	-
Net income attributable to shareholders	7,062,007	6,554,887

Foreign currency translation adjustment – gain / (loss)	(6,319,857)	(6,133,093)
Comprehensive (loss) income	$711,672	$421,794
Comprehensive loss attributable to non-controlling interests	(56,278)	-
Comprehensive (loss) income attributable to shareholders	767,950	421,794

Weighted average number of ordinary shares - basic and diluted	23,940,000	22,873,370

Basic & diluted net income per ordinary share	$0.29	$0.29